SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D

   Under the Securities Exchange Act of 1934 (Amendment No. 5)

                   SPINNAKER INDUSTRIES, INC.
                        (Name of Issuer)


                   Common Stock No Par Value
                 (Title of Class of Securities)


                           848926200
                         (CUSIP Number)



               Robert A. Hurwich, Lynch Corporation,
     401 Theodore Fremd Avenue, Rye, NY, 10580 (914)921-7601
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                        September 1, 1999
     (Date of Event Which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Sched-ule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].



CUSIP No. 848926200                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Lynch Manufacturing Corporation         I.D. No. 00-0000000
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /     /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      00.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO; HC
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 848926200                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Lynch Corporation                    I.D. No. 38-1799862
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /     /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      00.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO; HC
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 848926200                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      M-Tron Industries, Inc.              I.D. No. 46-0334545
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      South Dakota
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     1,237,203 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     1,237,203 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,237,203   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /     /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      32.76%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO; HC
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 848926200                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Lynch Interactive Corporation        I.D. No. 06-1458056
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /     /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      00.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO; HC
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 848926200                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brighton Communications Corporation I.D. No. 06-1321415
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     1,000,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     1,000,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,000,000   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /     /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      26.49%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO; HC
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 848926200                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Mario J. Gabelli
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      PF
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       None (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 848926200                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Marc J. Gabelli
_______________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None   (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None   (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /    /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.   Security and Issuer
          This Amendment No. 5 to Schedule 13D on the Common Stock of Spinnaker Industries, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed August 16, 1996. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning set forth in the Schedule 13D.
Item 2.   Identity and Background
          Item 2 is amended to delete as a filer Lynch Manaufact-uring Corporation ("Manufacturing") and to add M-tron Industries, Inc. ("M-tron"), Brighton Communications Corporation ("Brighton") and Lynch Interactive Corporation ("Interactive") as filers. Manufacturing was merged into Lynch Corporation ("Lynch") which as a result held all of the shares of stock of Issuer owned by Manufacturing. Lynch transferred (i) 1,237,203 shares of Common Stock of Issuer to M-tron, a 100% owned subsidiary of Lynch; (ii) 1,000,000 shares of Common Stock of Issuer owned by Brighton, a 100% owned subsidiary of Lynch, (iii) transferred all the stock of Brighton to Interactive, a 100% owned subsidiary of Lynch, and
(iv) effective September 1, 1999, transferred to its shareholders all of the stock of Interactive.
      Manufacturing ceased to exist as a result of the merger and Lynch does not directly own any Common Stock of the Issuer.
      M-tron is a 100% owned subsidiary of Lynch. M-tron is a manufacturer and importer of quartz crystal products and clock oscillator modules. M-tron is a South Dakota corporation having its principal place of business at 100 Douglas Street, Yankton, SD 57078.
     Brighton is 100% owned subsidiary of Interactive. Brighton is a holding company with subsidiaries in multimedia and services businesses. Brighton is a Delaware corporation having its principal place of business at 401 Theodore Fremd Avenue, Rye, NY 10580.
     Interactive is a public company listed on the American Stock Exchange. It is a holding company whose principal subsidiary is Brighton. Interactive is a Delaware corporation having its principal place of business at 401 Theodore Fremd Avenue, Rye, NY 10580.
     Mario J. Gabelli is a director, Chairman of the Board and Chief Executive Officer and a substantial shareholder of Interac-tive. He is a citizen of the United States.
     The Reporting Persons do not admit that they constitute a Group.
     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdication as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.

Item 4.   Purpose of Transaction
     Item 4 to Schedule 13D is amended in pertinent part, as follws:
     Mario J. Gabelli and Ralph R. Papitto were appointed to the Board of Directors of Issuer effective August 30, 1999. See Item 2 as to Mario Gabelli. Mr. Papitto is a director of Lynch and Interactive.

Item 5.   Interest In Securities Of The Issuer
     Item 5 to Schedule 13D is amended, in pertinent part, as follows:
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 2,237,203 shares, repre-senting 59.25% of the 3,775,880 shares outstanding as reported by the Issuer's most recent Form 10-Q for the quarter ended June 30, 1999. The Reporting Persons beneficially own those Securities as follows:

                              Shares of           % of
                              Common              Class of
Name                          Stock               Common

M-Tron                       1,237,203               32.76%

Brighton                     1,000,000               26.49%

Mario J. Gabelli                     0                0.00%


          Mario Gabelli and Lynch are deemed to have beneficial ownership of the Securities beneficially owned by M-Tron. Mario Gabelli and Interactive are deemed to have beneficial ownership of the Securities beneficially owned by Brighton. Mario Gabelli disclaims beneficial ownership of the 1,237,203 shares of Spinnaker stock owned by M-Tron and of the 1,000,000 shares of Spinnaker stock owned by Brighton.
          In addition, the following Covered Persons beneficially own the following Securities:
                                   Shares of           % of
                                   Common              Class of
Name                               Stock               Common


Paul Evanson                     1,500                0.04%


Robert E. Dolan                  1,125                0.03%




Item 6.    Contracts,Arrangements, Understandings or Relation-

ships with  Respect to Securities of the Issuer.

     Item 6 to Schedule 13D is amended, in pertinent part, as

 follows:

           Delete all reference to Lynch Manufacturing Corporation.

Brighton has pledged an aggregate of 1,000,000 shares of Common

Stock to a bank as security for borrowings by its parent, Interac tive, under revolving credit agreements.  Such agreements contain standard default and similar provisions.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:   September 9, 1999

                                   MARIO J. GABELLI



                                  By:_____________________________
                                     Robert A. Hurwich
                                     Attorney-in-Fact



                                   LYNCH CORPORATION


                                  By:______________________________
                                     Robert A. Hurwich
                                     Secretary


                                   M-TRON INDUSTRIES, INC.


                                  By:_______________________________
                                     Robert A. Hurwich
                                     Assistant Secretary

                                   LYNCH INTERACTIVE CORPORATION


                                  By:_____________________________
                                     Robert A. Hurwich
                                     Secretary

                                  BRIGHTON COMMUNICATIONS CORPORATION



                                  By:______________________________
                                     Robert A. Hurwich
                                     Secretary






Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:
          The following sets forth as to each of the executive offi-cers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organiza-tion in which such employment is conducted. Unless otherwise speci-fied, the principal employer of each such individual is Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administra-tive body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future viola-tions of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

Gabelli Group Capital Partners, Inc.

Directors:

     Mario J. Gabelli*

     Richard B. Black              President and Director of
                                   Oak Technology, Inc.;
                                   Chairman ECRM; Director
                                   of The Morgan Group, Inc.;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby Street,
                                   Fort Lee, NJ 07029

     Charles C. Baum               Chairman, Director and Chief Execu-
                                   tive Officer of The Morgan Group,
                                   Inc.; Secretary & Treasurer
                                   United Holdings
                                   2545 Wilkens Avenue
                                   Baltimore, MD  21223

     John C. Ferrara               Business Consultant; Director of
                                   Lynch Corporation
                                   c/o Gabelli Funds, Inc.
                                   One Corporate Center
                                   Rye, NY 10580

     Dr. Eamon M. Kelly            Professor
                                   Payson Center for International
                                   Development Technology Transfer
                                   Tulane University
                                   300 Hebert Hall
                                   6823 St. Charles Avenue
                                   New Orleans, LA  70118

     Marc J. Gabelli               Managing Director

     Matthew R. Gabelli            Vice President-Trading
                                   Gabelli & Company
                                   One Corporate Center
                                   Rye, New York 10580
Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer

     Stephen G. Bondi              Executive Vice President-Finance
                                   and Administration
_____________________

     * Mr. Gabelli is the Chief Executive Officer and Chief Invest-ment Officer of Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc. and GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chairman and Chief Executive Officer of Lynch Corporation; Director of East/West Communications, Inc.

Robert S. ZuccaroVice President and Chief Financial
                                   Officer

     James E. McKee                Vice President, General
                                   Counsel and Secretary

Gabelli Asset Management Inc.

Directors:

     Mario J. Gabelli              See above

     Richard B. Black              See above

     Charles C. Baum               See above

     Dr. Eamon M. Kelly            See above

     Karl Otto Pohl (1)            Sal Oppenheim Jr. & Cie
                                   Bockenheimer Landstrasse 20
                                   D-6000 FRANKFURT AM MAIN
                                   Germany

Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer


     Stephen G. Bondi              Executive Vice President-Finance
                                   and Adminstration

     Robert S. Zuccaro             Vice President and Chief Financial
                                   Officer

     James E. McKee                Vice President, General
                                   Counsel and Secretary

GAMCO Investors, Inc.

Directors:

     Mario J. Gabelli
     Douglas R. Jamieson
     Joseph R. Rindler, Jr.
     Regina M. Pitaro
     F. William Scholz, II

Officers:

     Mario J. Gabelli              Chief Executive Officer
                                   and Chief Investment Officer

     Joseph R. Rindler, Jr.        Chairman

     Douglas R. Jamieson           Executive Vice President and
                                   Chief Operating Officer

     Robert S. Zuccaro             Vice President and Chief
                                   Financial Officer

     Stephen G. Bondi              Vice President

     James E. McKee                Vice President, General Counsel
                                   and Secretary

     Peter D. Goldstein            Deputy General Counsel and
                                   Assistant Secretary


Gabelli Funds, LLC

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Bruce N. Alpert               Executive Vice President and
                                   Chief Operating Officer

     Gus Coutsouros                Vice President and Chief Financial
                                   Officer

     Stephen G. Bondi              Vice President

     James E. McKee                Secretary


Gabelli Advisers, Inc.

Directors:

     Bruce N. Alpert
     John D. Gabelli
     Joseph R. Rindler, Jr.

Officers:

     Bruce N. Alpert               Chief Operating Officer

     Stephen G. Bondi              Vice President

     James E. McKee                Secretary

Gabelli Securities, Inc.

Directors:

     Robert W. Blake               President of W.R. Blake
                                   & Sons, Inc.
                                   196-20 Northern Boulevard
                                   Flushing, NY  11358


     Douglas G. DeVivo             General Partner of ALCE
                                   Partners, L.P.
                                   One First Street, Suite 16
                                   Los Altos, CA  94022


     Joseph R. Rindler, Jr.        See above

Officers:

     Stephen G. Bondi              Vice President

     Robert S. Zuccaro             Vice President-Finance

     James E. McKee                Secretary



Gabelli & Company, Inc.

Directors:

     James G. Webster, III         Chairman

     Stephen G. Bondi              See above

     Donald C. Jenkins             Director of Research

Officers:

     James G. Webster, III         Chairman

     Stephen G. Bondi              Vice President

     Bruce N. Alpert               Vice President-Mutual Funds

     Walter K. Walsh               Compliance Officer

     James E. McKee                Secretary


GLI, Inc.
Directors:

     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.

Officers:

     Mario J. Gabelli              Chairman and Chief Investment
                                   Officer

     Stephen G. Bondi              Vice President

Gabelli Associates Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.


     Roger Hanson (2)              MeesPierson  (Cayman)
                                   Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British
                                   WestIndies

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Kevin Bromley (2)             Vice President, Treasurer and
                                   Assistant Secretary

     Sandra Wright (2)             Secretary and Assistant Treasurer


Gabelli International Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.

     Roger Hanson (2)              MeesPierson  (Cayman)
                                   Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

Officers:

     Kevin Bromley (2)             Vice President, Treasurer, and
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

     Sandra Wright (2)             Secretary and Assistant Treasurer
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

Gemini Capitial Management Ltd.

Directors:

     Marc J. Gabelli               See above-Gabelli Group Capital
                                   Partners, Inc.

     Stephen G. Bondi              See Above-Gabelli Group Capital
                                   Partners, Inc.

     Michael A. Salatto            Controller, Gabelli Securities,
                                   Inc.

     Michael J. Burns (3)          Appleby, Spurling & Kempe
                                   Cedar House
                                   41 Cedar Avenue
                                   Hamilton, HM12
                                   Bermuda

     Douglas Molyneux (3)          Appleby, Spurling & Kempe
                                   Cedar House
                                   41 Cedar Avenue
                                   Hamilton, HM12
                                   Bermuda

Gabelli Fund, LDC

Directors:

     Johann S. Wong (4)            c/o Tremont (Bermuda)
                                   Limited
                                   Tremont House
                                   4 Park Road
                                   Hamilton HM 11, Bermuda

     Peter D. Anderson (5)         Givens Hall Bank & Trust
                                   Genesis Building
                                   P.O. Box 2097
                                   Grand Cayman, Cayman Islands
                                   BWI3459498141

     Karl Otto Pohl                See above

     Anthonie C. van Ekris         See below


Gabelli Global Partners, Ltd.

Directors:

     Stephen G. Bondi              See above

     Marc J. Gabelli               See above

     Patrick Salvisberg (6)        Vice President
                                   Institutional Capital Markets
                                   Bear Stearns International Ltd.

     Marco Sampelligrini (7)       Banco Intesa
                                   Milan, Italy

     Antonie Van Ekris             See below

Lynch Corporation
401 Theodore Fremd Avenue
Rye, NY  10580

Directors:


     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.


     E. Val Cerutti                Business Consultant
                                   Cerutti Consultants
                                   227 McLain Street
                                   Mount Kisco, NY   10540

     Ralph R. Papitto              Chairman of the Board
                                   AFC Cable Systems, Inc.
                                   50 Kennedy Plaza
                                   Suite 1250
                                   Providence, RI  02903
Officers:

     Mario J. Gabelli              Chairman and Chief Executive
                                   Officer

     Robert E. Dolan               Chief Financial Officer


     Robert A. Hurwich             Vice President-Administration,
                                   Secretary and General Counsel


Lynch Interactive Corporation
401 Theodore Fremd Avenue
Rye, NY  10580

Directors:

     Paul J. Evanson               President
                                   Florida Light & Power Co.
                                   P.O. Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, FL 33408


     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.


     Ralph R. Papitto              Chairman of the Board
                                   AFC Cable Systems, Inc.
                                   50 Kennedy Plaza
                                   Suite 1250
                                   Providence, RI  02903



     Salvatore Muoio               Principal
                                   S. Muoio & Co., LLC
                                   Suite 406
                                   509 Madison Ave.
                                   New York, NY 10022

     John C. Ferrara               Business Consultant
                                   c/o Lynch Corporation
                                   401 Theodore Fremd Ave.
                                   Rye, NY 10580

     David C. Mitchell             Business Consultant
                                   c/o Lynch Corporation
                                   401 Theodore Fremd Ave.
                                   Rye, NY 10580

Officers:

     Mario J. Gabelli              Chairman and Chief Executive
                                   Officer

     Robert E. Dolan               Chief Financial Officer


     Robert A. Hurwich             Vice President-Administration,
                                   Secretary and General Counsel

M-Tron Industries, Inc.
100 Douglas Street
Yankton, SD 57078

Directors:

     Martin J. Kiousis                  100 Douglas Street
                                        Yankton, SD 57078

     Robert E. Dolan                    See Lynch Interactive
                                        Corporation

     Robert A. Hurwich                  See Lynch Interactive
                                        Corporation

Officers:

     Martin J. Kiousis                  President

     David L. Rein                      Senior Vice President,
                                        Treasurer & Secretary

     Robert J. Jenks                    Senior Vice President

     Robert E. Dolan                    Vice President

     Robert E. Hurwich                  Assistant Secretary

Brighton Communications Corporation
401 Theodore Fremd Ave
Rye, NY 105820


Directors:

     Robert E. Dolan               See above-Lynch Interactive
                                   Corporation

     Robert A. Hurwich             See above-Lynch Interactive
                                   Corporation
Officers:

     Robert E. Dolan               President, Controller, Tresurer
                                   and Assistant Secretary

     Robert A. Hurwich             Secreatry and Assistant Tresurer


Spinnaker Industries, Inc.
600 N. Pearl Street
uite 2160
Dallas, TX  75201

Directors:

     Joseph P. Rhein               5003 Central Avenue
                                   Ocean City, NJ  08226

     Richard J. Boyle              The Boyle Group, Inc.
                                   6110 Blue Circle Drive
                                   Suite 250
                                   Minnetonka, MN  55343

     Ned N. Fleming, III           Boyle, Fleming,
                                   & Co., Inc.
                                   600 N. Pearl Street
                                   Suite 2160
                                   Dallas, TX  75201

     Robert E. Dolan               See above Lynch Corporation

     Anthonie C. van Ekris         Chairman and Chief
                                   Executive Officer
                                   Balmac International, Inc.
                                   61 Broadway
                                   Suite 1900
                                   New York, NY  10006

     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.


     E. Val Cerutti                See above-Lynch Corporation

     Ralph R. Papitto              See above-Lynch Corporation

Officers:

     Ned N. Fleming, III           President and Chief Operating
                                   Officer

     Richard J. Boyle              Chairman and Chief Executive
                                   Officer

     Robert A. Hurwich             Secretary

     Mark A. Matteson              Vice President, Corporate
                                   Development

     Craig Jennings                Vice President, Finance and
                                   Treasurer

Entoleter, Inc.
251 Welton Street
Hamden, CT  06517

Directors:

     Ned N. Fleming, III           See above-Spinnaker

     Mark A. Matteson              See above-Spinnaker

     Robert P. Wentzel             See above Entoleter


     James Fleming                 230 Saugatuck Avenue, Unit 8
                                   Westport, CT  06880
Officers:

     Robert P. Wentzel             President

     Mark R. Matteson              Vice President

     Charles DeMarino              Controller & Secretary


Western New Mexico Telephone Company
314 Yankee Street
Silver City, NM  88062

Directors:

     Jack W. Keen                  Chairman and President

     Dr. Brian E. Gordon           Vice President

     Mary Beth Baxter              Secretary & Treasurer

     John Clay Keen                Route 6
                                   Box 270
                                   Greenville, TX 75401

     Robert E. Dolan               See above-Lynch Corporation

     Robert A. Hurwich             See above-Lynch Corporation

     Carmine Ceraolo               See above-Lynch Corporation

     Mary J. Carroll               See above-Lynch Corporation

     Eugene P. Connell             See above-Lynch Corporation


Officers:

     Jack W. Keen                  Chairman and President

     Dr. Brian E. Gordon           Vice President

     Charles M. Baxter             Sr. Vice President-Operations

     Mary Beth Baxter              Secretary & Treasurer

     Robert A. Hurwich             Assistant Treasurer


Inter-Community Telephone Company, L.L.C.
P.O. Box A
Nome, ND  58062

Managers:

     Carole Rau                    Executive Assistant
                                   Lynch Corporation
                                   401 Theodore Fremd Ave.
                                   Rye, NY 10580

     Mary J. Carroll               See above-Lynch Corporation

     Robert E. Dolan               See above-Lynch Corporation

     Robert A. Hurwich             See above-Lynch Corporation

     Carmine Ceraolo               Assistant Controller
                                   Lynch Corporation
                                   401 Theodore Fremd Ave
                                   Rye, NY 10580

     Robert Snyder                 200 Broadway South
                                   Buffalo, ND  58011

     Keith S. Andersen             See above-Inter-Community Telephone
                                   Company

     Robert Reff                   See above-Inter-Community Telephone
                                   Company

     Jack Bently                   1210 E. Washington Ave
                                   Gilbert, AZ 85234

Officers:

     Robert Snyder                 President

     Keith S. Andersen             Secretary and Treasurer

     Robert A. Hurwich             Assistant Secretary


Lynch Telephone Corporation
401 Theodore Fremd Avenue
Rye, NY 10580

Directors:

     Robert E. Dolan               Controller

     Jack W. Keen                  President

     Robert A. Hurwich             See above-Lynch Corporation

Officers:

     Jack W. Keen                  President

     Robert A. Hurwich             Secretary

     Mary Beth Baxter              Treasurer and
                                   Assistant Secretary

     Robert E. Dolan               Vice President and Controller





     (1) Citizen of Germany
     (2) Citizen of the Cayman Islands
     (3) Citizen of Bermuda
     (4) Citizen of Bermuda and Canada
     (5) Citizen of the UK
     (6) Citizen of Switzerland
     (7) Citizen of Italy